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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated 4 August 2003

ORANGE plc
(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosure:

—
Press statement dated 4 August 2003 "ORANGE PLC Announces Receipt of Requisite Consents in Consent Solicitation with Respect to Its 8 3/4% Senior Notes due 2006 and Announces an Extension of the Consent Payment".

        This press statement is only being communicated in accordance with Article 67 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended.

ORANGE PLC

Announces Receipt of Requisite Consents in Consent Solicitation with Respect to Its
8 3/4% Senior Notes due 2006 and Announces an Extension of the Consent Payment

        London, England—4 August 2003—Orange plc, a public limited liability company incorporated under the laws of England and Wales (the "Company"), announced today that it has received the requisite tenders and consents from holders of its 8 3/4% Senior Notes due 2006 (the "Notes") to adopt amendments (the "Proposed Amendments") to the Indenture dated 11 June 1999 under which the Notes were issued. On July 18, 2003, the Company commenced a cash tender offer (the "Tender Offer") and consent solicitation (the "Consent Solicitation") relating to all of the outstanding Notes.

        Orange plc intends to enter into a supplemental indenture relating to the Notes that effectuates the Proposed Amendments described in the Offer to Purchase and Consent Solicitation dated 18 July 2003 (the "Offer Statement"). The Proposed Amendments will not become operative, however, unless and until the Notes are accepted and paid for pursuant to the terms of the Tender Offer and Consent Solicitation. Once the Proposed Amendments become operative, the holders of Notes not tendered into the Tender Offer will be bound thereby.

        The Company also announced that it is extending the period in which it will pay the "Consent Payment", which is equal to $20 per $1,000 principal amount of Notes payable to holders of Notes who validly tender their Notes on or prior to 5:00 p.m., New York City time, on August 8, 2003. If the Tender Offer and Consent Solicitation is consummated, the "Total Consideration" that will be paid to holders of Notes who validly tendered their Notes on or prior to August 8, 2003 (and did not withdraw such tenders on or prior to 5:00 p.m. New York City time on August 1, 2003) will be calculated using a fixed spread of 75 basis points over the yield to maturity of 2.00% United States Treasury Notes due May 15, 2006 (the "Reference Security"). The yield to maturity of the Reference Security will be set at 9:00 a.m., New York City time, on the second business day before the Expiration Date (as defined below). Included in the Total Consideration is the Consent Payment. Holders who validly tender their Notes after 5:00 p.m., New York City time, on August 8, 2003 and prior to the Expiration Date shall receive the Total Consideration less the Consent Payment. As the Company has received the consents of holders of at least the majority of the outstanding principal amount of the Notes, by the terms of the Tender Offer and Consent Solicitation, consents to the Proposed Amendments may not be revoked and related tenders of Notes may no longer be withdrawn.

        The Tender Offer and Consent Solicitation will expire at 5:00 p.m., New York City time, on August 15, 2003, unless extended or earlier terminated (such time and date, as the same may be extended, the "Expiration Date").

        This announcement is not an offer to purchase the Notes. The Tender Offer and Consent Solicitation is made solely pursuant to the terms and subject to the conditions set forth in the Offer Statement and the accompanying Letter of Transmittal. The Offer Statement and the Letter of Transmittal should be read carefully before any decision is made with respect to the Tender Offer and Consent Solicitation.

        Citigroup Global Markets Inc. is acting as the exclusive Dealer Manager for the Tender Offer. The depositary and information agent for the Tender Offer is Global Bondholder Services Corp. Additional information about the terms and conditions of the Tender Offer and Consent Solicitation may be obtained from the Depositary and Information Agent at Global Bondholder Services Corp., 65 Broadway—Suite 704, New York, New York 10006, (telephone: (866) 470-4500 (toll free) (212) 430-3774 (collect)) or from the dealer manager, Citigroup Global Markets Inc., 390 Greenwich

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Street, 4th Floor, New York, New York 10013, (telephone: (800) 558-3745 (toll free), (212) 723-6106 (collect)).

        This announcement does not constitute a recommendation regarding the Tender Offer and Consent Solicitation by any of the Company, the Depositary and the Information Agent or the Dealer Manager, nor any of their respective officers, directors, employees or affiliates. Holders should seek advice from an independent financial advisor as to the suitability of the transactions described herein for the individual concerned.

For further information, please contact:

Orange media centre	+ 44 (0) 20 7984 2000
Orange Investor Relations Katie Evans Investor Relations Manager Amélie Condroyer Investor Relations Manager	+ 44 (0) 20 7984 1710 + 44 (0) 20 7984 1710

Notes to Editors

        Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world's largest mobile communications companies, with operations in 19 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar). The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (Connect Austria), and Mumbai/India (BPL Mobile). As at the end of June 2003, Orange was the largest mobile operator in both the UK with 13.3 million active customers, and France with over 19.4 million registered customers. As at the end of June 2003, Orange controlled companies had 45.6 million customers worldwide. Further information about Orange can be found on the Orange website at www.orange.com.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC
DATE: 4TH AUGUST 2003	By:	/s/ PHILIPPE MCALLISTER
	Name:	Philippe McAllister
	Title:	Director

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ORANGE PLC
SIGNATURES